May 22, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Krikorian:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in your letter dated April 20, 2007, with respect to Forms 6-Ks filed on February 20 and February 23, 2007 of Trend Micro Incorporated (the “Company”). For your convenience, we have included the text of your comments below and have keyed our responses accordingly.

Forms 6-K filed on February 20 and February 23, 2007

1.	The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. As set forth in SAB 99, a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please tell us when each of the errors was identified and provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis to the prior periods. In addition, provide your analysis in support of your determination that the errors were material when assessed with the approach required by SAB 108 and are appropriately included in the cumulative adjustment.

Among the ten misstatements described in the Forms 6-K filed on February 20 and February 23, 2007, the majority in terms of quantitative effects on the financial statements related to either improper methods used in determining VSOE (vender specific objective evidence) of fair value for multiple element software sales arrangements, or improper timing of revenue recognition for the PCS component. Conceptually, we believe it is not difficult to understand the nature of these types of errors. However, it is practically difficult to identify such errors and measure them in a timely manner. Those errors were gradually identified during 2006. For example, as we explained in the response to the Staff’s comments dated October 31, 2006, the Company was only able to identify errors related to revenue deferral for the U.S. consumer and SMB markets and the Japanese consumer market. The Company at that time recognized the possibility that there were similar errors in other markets. However, the Company didn’t have enough resources to complete a comprehensive analysis within a short period of time. Accordingly, at the time it was quite difficult to identify all the errors that the Company corrected later in the Forms 6-K filed on February 20 and February 23, 2007. The Company subsequently took a step to investigate other market practices. The listed ten items of misstatements were for the most part identified and quantified during the 2nd half of 2006 and early 2007.

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Set forth below is a memorandum the Company prepared in connection with the release of its 2006 financial statements on Forms 6-K on February 20 and February 23, 2007 for the SAB 99 analysis for all errors identified on our consolidated financial statements as of and for the year ended December 31, 2005. With regard to the SAB 99 analysis for periods prior to 2005, the Company believes the impact of those errors should be much lower. It is reasonable to assume the aggregate, or disaggregate, amount of the misstatements, especially, related to the misstatements in VSOE of fair value for multiple element software sales arrangements, and the timing of revenue recognition for the PCS component would be smaller than 2005 because of the nature of these misstatements. As we explained in our response letter dated October 31, 2006, for example, the launch of a new product (TMAS), and the change in the list price for the SMB market in the United States were the events that caused the said errors, and the Company has been increasing the number of product items and experiencing more frequent list price changes for the last few years in line with its overall revenue growth. In addition, the error related to income tax calculation by the U.S. subsidiary was specific to 2005.

Re: SAB 99 Analysis on prior year errors discovered in the 2006 audit

Background

During 2006, a number of misstatements that either occurred or originated in prior years came to the attention of management. Meanwhile, in September 2006, the SEC released Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which requires a company to quantify misstatements using both the balance-sheet (iron-curtain) and income-statement (rollover) approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the application of this new guidance results in a conclusion that a material error exists as of the beginning of the first fiscal year ending after November 15, 2006 and those misstatements were determined to be immaterial based on a proper application of the previous method for quantifying misstatements, such errors can be corrected through a one-time cumulative-effect adjustment to beginning-of-year retained earning.

Under the “dual-method” as required by SAB No. 108, management has determined that those misstatements are in the aggregate material as of the beginning of the year ended December 31, 2006 (i.e., January 1, 2006), and therefore their correction in the financial statements would be warranted. The purpose of this memo is to document management analysis of those misstatements under the income-statement (or rollover) approach, since management had previously used that approach to quantify misstatements, and management needs to conclude as to whether the misstatements were material or not to the prior year financial statements, in order to determine if the Company is permitted to apply the transition provision of SAB No. 108 to correct those errors through a one-time cumulative adjustment to beginning retained earnings as of January 1, 2006.

The misstatements to be corrected consist of 1) a number of errors related to either the determination of VSOE (vendor specific objective evidence) of fair value for multiple element software sales arrangements, or the timing of revenue recognition for the PCS component, 2) non-recognition of asset retirement obligations for leased premises where a lease provision call for restoration activities, 3) non-capitalization by the U.S. subsidiary of fixed assets with a useful life of two years or shorter or with an acquisition costs of $3,000 or less, and 4) an error in calculation of current income tax liability of the U.S. subsidiary in 2005.

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1.	The Company generally pre-establishes VSOE of fair value for multiple element software sales arrangements based on its published list prices of “New” arrangement (a permanent license and PCS) and “Renew” arrangement (PCS only). However, in certain markets, not all products are sold at prices which result in a close match with a pre-determined deferral amount. In addition, the PCS component revenue should be recognized ratably over the contract period. However, due to management’s inability to track individual customer contract terms, PCS revenue recognition started prior to the customer activation resulting in a time-lag between the revenue recognition period and the contract terms for certain PCS revenue arrangements. These errors were described as items (1), (2), (3), (4), (6), (7) and (10) in the Forms 6-K filed on February 20 and February 23, 2007.

2.	The Company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities even if they are conditional on a future event if the amount can be reasonably estimated according to FASB Interpretation (“FIN”) No. 47. Due to an estimated small income statement impact on each year, the Company has not recognized its asset retirement obligation and the related asset to be amortized over the estimated useful life of leasehold improvements for leased properties. This error was described as item (5) in the Forms 6-K filed on February 20 and February 23, 2007.

3.	The accounting policy of the U.S. subsidiary states that the U.S. subsidiary capitalizes fixed assets with a useful life of over 2 years. Further, the U.S. subsidiary sets a monetary threshold of capitalization of fixed assets at $3,000 regardless of estimated depreciable life. Since the Company considered the impact from this non-GAAP accounting policy to be immaterial on a single year basis, the U.S. subsidiary has been applying the policy since its inception. This error was described as item (9) in the Forms 6-K filed on February 20 and February 23, 2007.

4.	In addition, there was a human calculation error for income tax provision of the U.S. subsidiary with regard to the transfer of intellectual property that took place in 2005. This error was described as item (8) in the Forms 6-K filed on February 20 and February 23, 2007.

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Quantitative assessment using the rollover method

	2005 Consolidated Financial Statements (millions of yen)
Key KPI	Financial Statement Amounts as reported	Aggregate misstatements	Amounts under assumed correction	% effect of misstatements on financial statement caption
Net sales	73,029	(724)	72,305	(1.0)%

Operating income	27,571	(694)	26,877	(2.5)%

Net income	18,669	(166)	18,503	(0.9)%

EPS – basic (yen)	139.85	(1.25)	138.60	(0.9)%

EPS – diluted (yen)	137.83	(1.25)	136.60	(0.9)%

Total assets	132,935	2,008	134,943	1.5%

Net assets	81,863	(2,251)	79,612	(2.7)%

The aggregate effect of all misstatements on the 2005 financial statements using the rollover method is shown above. The aggregate misstatement did not have a material effect on the reported earnings in 2005. The Company also assessed all misstatements individually and noted that no individual material misstatement offset others to arrive at the above aggregate misstatement amounts, except for the effect of 4) the error in tax calculation of the U.S. subsidiary. A break down of the effect on net income on a disaggregated basis is as follows:

	Effect on 2005 net income	% effect on net income
After tax effect of adjustments 1)	(465)	(2.5)%
After tax effect of adjustment 2)	(23)	(0.1)%
After tax effect of adjustment 3)	37	0.2%
Correction of tax calculation 4)	285	1.5%
Net effect on net income	(166)	(0.9)%

As indicated the above analysis, the misstatement affecting net sales, operating income, net income were all quantitatively immaterial as such effects were 2.5% or less for each of those earnings KPI.

On the other hand, the cumulative aggregate misstatement appears significant as measured under the iron-curtain method in terms of a percentage effect on net income, EPS and retained earnings as of and for the year ended December 31, 2005 as follows:

	2005 amounts as reported	Aggregate cumulative misstatements	Amounts under assumed correction	% effect of misstatements
Net income	18,669	(2,251)	16,418	(12.1)%

EPS – basic (yen)	139.85	(16.87)	122.98	(12.1)%

EPS – diluted (yen)	137.83	(16.62)	121.21	(12.1)%

Retained earnings –eoy	55,971	(2,251)	53,720	(4.1)%

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Qualitative assessment

Below are extracts from SAB Topic 1-M (SAB No. 99), “Materiality” and related qualitative assessments as to the impact of the items described in the Background and Quantitative assessment sections of this memo.

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that—without considering all relevant circumstances—a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.

Among the considerations that may well render material quantitatively small misstatements of a financial statement item are –

-	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

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The determination of fair values of multiple element arrangements and asset retirement obligations involves significant degree of management judgment; those misstatements principally represent a more strict application of the Company existing accounting policy and, where the Company policy does not exit or is inappropriate, an enhanced measurement and better estimate in accordance with U.S. GAAP principles. Management believes these misstatements are not items capable of precise measurement but rather relate to complex U.S. GAAP application and not an indication of a management bias in the Company’s financial reporting.

-	whether the misstatement masks a change in earnings or other trends

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As indicated in the above quantitative analysis, the misstatements had only an immaterial effect on earnings KPI; in addition, the Company’s earnings trends, as measured by the trends of these KPI’s were not impacted by these errors.

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-	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

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The misstatements did not have a material effect on the Company’s performance relative to analyst expectations as they are understood by management. Management had no intention at all to manipulate earnings. The Company did not either meet or miss analysts’ expectations of net sales, operating income, net income, EPS and the growth thereof because of these misstatements corrected or not in 2005.

-	whether the misstatement changes a loss into income or vice versa

¡	The misstatements did not change a loss into income or vice versa.

-	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

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The effect of these misstatements is not concentrated in one or two particular geographic segments of the Company. Management has taken a step to investigate if a misstatement found in one segment also took place in the other segments. The majority of the misstatements identified were present in all geographic segments. The segment profit measures for any particular region were not significantly impacted by these misstatements.

-	whether the misstatement affects the registrant’s compliance with regulatory requirements

¡	Management is not aware of any regulatory compliance issue related to these misstatements or the corrections thereof.

-	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

¡	The Company has no outstanding debt, therefore no loan covenant to comply with. The misstatements had no effect on the Company’s compliance with other contractual obligations.

-	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

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The management incentive plans have no significant linkage to the reported earnings. Distributors and inside sales incentive compensation is in part a function of revenue; however, non-GAAP revenue earned during the period without taking into consideration the deferral of PCS component to which the misstatements primarily relate is used for sales person incentive purpose.

-	whether the misstatement involves concealment of an unlawful transaction.

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The Company’s operating philosophy has always been a strong dedication to customer and end-user service through our software products; management does not believe these misstatements involve any concealment activities of an unlawful transaction.

-	The demonstrated volatility of the price of the registrant’s securities in response to certain types of disclosures

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Since the inclusion in Nikkei 225, the Company’s stock price has shown significantly less volatility of less than 40% per annum. The Company’s shares are widely held by principally domestic institutional investors, who have better understanding of complexity of U.S. GAAP accounting. Since these misstatements did not have a material effect, and does not affect the Company’s underlying revenue growth, management does not expect significant shareholder reaction.

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Aggregating and Netting Misstatements

In determining whether multiple misstatements cause the financial statements to be materially misstated, registrants and the auditors of their financial statements should consider each misstatement separately and the aggregate effect of all misstatements. A registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and “consider whether, in relation to individual amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole.” This requires consideration of—Registrants and auditors also should consider the effect of misstatements from prior periods on the current financial statements.

Management has evaluated the effect of individual errors and, as noted in the above table, there was no material offsetting effect of certain misstatements in the aggregate totals. The effect of the misstatements, on an aggregated or disaggregated basis, is not considered material to the financial statements, taken as a whole. Management is not aware of any other prior year misstatement whose reversing effect should be considered on the prior year results of operations.

Conclusion

The Company believes that the identified misstatements, individually or in the aggregate, are, qualitatively as well as when combined with quantitative assessment, not material to the 2005 financial statements under the rollover approach.

The Company concluded that the misstatements were immaterial, based on a proper application of the previously used income-statement approach, to the prior year financial statements, and are qualified to be corrected under the transition provision of SAB No. 108 through a one-time cumulative adjustment to beginning retained earnings as of January 1, 2006.

2.	Tell us what disclosures you intend to include in your Form 20-F for the fiscal year ending December 31, 2006 relating to your adoption of SAB 108 and any cumulative adjustments recorded.

On April 26, 2007, we announced our intention to file a Form 15F to terminate the registration of our common stock and the corresponding duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on or after June 4, 2007, the date the Commission’s amendments to the relevant rules become effective. Our reasons for terminating our registration and reporting obligations are set out in the press release filed as Exhibit 2 to the Form 6-K filed with the Commission on April 26, 2007. Immediately upon filing the Form 15F, our duty to file reports on Form 20-F and Form 6-K will immediately be suspended. Accordingly, we do not intend to file a Form 20-F for the fiscal year ending December 31, 2006.

We appreciate the Commission’s efforts to make it easier for a company like ours that has relatively little U.S. investor interest in our U.S.-registered securities to exit the Exchange Act reporting system. We also recognize the importance of ensuring that our existing filings with the Commission do not contain any material misstatements or omissions. We would therefore like to assure the Staff that we are committed to resolving all outstanding comments on a timely basis including, if necessary, beyond the date that we file the Form 15F.

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Please do not hesitate to contact me by telephone at +81-3-5334-4899, by fax at +81-3-5334-4874 or by email at ir@trendmicro.co.jp, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at masahisa.ikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer

cc:	Jason Niethamer
Tammy Tangen
(Division of Corporation Finance Securities and Exchange Commission)

Yuzuru Nanami
(Trend Micro Incorporated)

Masahisa Ikeda
Robert D. Ferguson
Fujiko Amano
(Shearman & Sterling LLP)

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